SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2010

OR

        [  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ____________

Commission file number 1-16477

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:
COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)
2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Date: June 24, 2011	By:	/s/ John Ruhlmann
John Ruhlmann, SVP and Corporate Controller
	By:	/s/ Patrisha Davis
Patrisha Davis, Plan Administrator

Financial Statements and Supplemental Schedules Coventry Health Care, Inc. Retirement Savings Plan Year Ended December 31, 2010 With Report of Independent Registered Public Accounting Firm

Coventry Health Care, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Administrative Committee
Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and the schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst &Young LLP
Baltimore, Maryland
June 24, 2011

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments:
Cash	$48,276	$126,351
Investments	629,059,576	539,802,405
Total investments	629,107,852	539,928,756

Receivables:
Note receivables from participants	22,711,985	20,211,066
Total receivables	22,711,985	20,211,066
Net assets available for benefits	$651,819,837	$560,139,822

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income:
Interest and dividends	$10,182,567
Net appreciation in fair value of investments	62,537,578
Net investment results	72,720,145

Contributions:
Participants	49,943,053
Rollovers	4,511,454
Employer, net of forfeitures	27,935,381
Total contributions	82,389,888

Total additions	155,110,033

Deductions
Benefits paid to participants	63,175,952
Administrative expenses, net of forfeitures	254,066
Total deductions	63,430,018

Net increase	91,680,015

Net assets available for benefits:
Beginning of year	560,139,822
End of year	$651,819,837

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2010

1. Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. Complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Prior to November 30, 2006, participants with three or more years of service with the Company could liquidate the employer match portion of the Company common stock fund, subject to Securities and Exchange Commission (SEC) blackout period trading restrictions, and transfer the proceeds to other Plan investment options. Effective December 1, 2006, the Plan was amended to remove the three-year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.

On July 31, 2009, the Company completed the sale of its fee-based Medicaid services subsidiary FHSC to Magellan Health Services, Inc. (Magellan). In conjunction with the divestiture, the Company transitioned 988 former Coventry employees to Magellan. These employees could elect to leave their balance in the Plan, take a distribution, roll over their balance to an IRA, or roll over their balance to the Magellan 401(k) Plan. Subsequent to the sale, $11,602,903 of net assets, which included $529,702 of loan assets held in the Plan, were distributed.

The Company completed its acquisitions of Preferred Health System on February 1, 2010 and Mercy Health Plan on October 1, 2010. As a result of these acquisitions, the Preferred Health System and Mercy Health Plan 401(k) plans were terminated and the employees were given a choice to take a cash distribution, roll over the balance to an IRA, or roll the balance into the Coventry Health Care 401(k) plan. As a result, $1,820,547 of rollovers are reflected in the Plan’s statement of changes in net assets available for benefits as of December 31, 2010.

Plan Administration

T. Rowe Price is the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans, and Company common stock in the Plan. The Plan is administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company.

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006, is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006, vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Effective January 1, 2006, the Plan was amended so that Company matching contributions allocated on or after January 1, 2006, are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Plan from the effective date are 100% vested at all times.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59½, are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan income (losses) based on the participant’s investment and/or transaction activity. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Participant Loans

A participant may borrow a maximum of the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2010, $300,000 forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2010 and 2009, forfeited nonvested accounts available to reduce future employer contributions totaled $16,281 and $183,077, respectively. During 2010, $54,569 of forfeitures were used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Investments of the Plan are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values on the last day of the Plan year. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year-end. Participant loans are valued at their outstanding balances.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB ASC, or Codification, which on July 1, 2009 became the single official source of authoritative, nongovernmental GAAP, superseding existing FASB, AICPA, EITF, and related literature. Prospectively, only one level of authoritative GAAP will exist, excluding the guidance issued by the SEC. All other literature will be non-authoritative. The Codification does not change GAAP but instead reorganizes the U.S. GAAP pronouncements into accounting topics, and displays all topics using a consistent structure. As the Codification does not change GAAP, it did not have a material effect on the Plan’s financial statements. Previous references to applicable literature via the Plan’s disclosures have been updated with references to the new Codification section.

In May 2009, the FASB issued ASC Topic 855, Subsequent Events, which required the Plan to evaluate subsequent events through the date the financial statements are issued. This standard requires an entity to recognize in its financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date (recognized subsequent events) and prohibits an entity from recognizing the effects of subsequent events that provide evidence about conditions that did not exist at the balance sheet date (non-recognized subsequent events). The Plan adopted the provisions of this standard as of December 31, 2009. The adoption of this standard did not impact the Plan’s financial position or results of operations. The disclosures required by this standard are presented in Note 9, of the financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

The values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2010	2009

Company common stock	$129,040,860	$106,667,867
T. Rowe Price Summit Cash Reserves Fund	60,933,208	62,753,588
Growth Fund of America	44,489,203	42,771,889
T. Rowe Price Retirement 2030 Fund	41,567,337	33,720,517
T. Rowe Price Retirement 2020 Fund	39,303,560	32,974,639
PIMCO Total Return Admin.	36,689,958	32,231,124

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual and stock funds	$48,376,554
Common trust funds	2,741,090
Company common stock	11,419,934
$62,537,578

4. Fair Value Measurements

ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1 – defined as observable inputs such as quoted prices in active markets; Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table presents the fair value hierarchy for the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2010:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	Level 1	Level 2	Level 3

Cash	$48,276	$48,276	$–	$–
Mutual and stock funds	479,150,513	479,150,513	–	–
Common collective trust funds	20,868,203	–	20,868,203	–
Company common stock	129,040,860	129,040,860	–	–
Total assets at fair value	$629,107,852	$608,239,649	$20,868,203	$–

The Plan’s Level 1 securities primarily consist of cash, mutual and stock funds, and Coventry common stock. The Company determines the estimated fair value for its Level 1 securities using quoted (unadjusted) prices for identical assets or liabilities in active markets.

The Plan’s Level 2 securities consist of a collective trust. The Company determines the estimated fair value for its Level 2 securities using inputs that are derived principally from or corroborated by other observable market data.

5. Nonparticipant-Directed Investments

Effective December 1, 2006, the Plan was amended to eliminate the three years of service requirement for divestiture of employer stock in the employer matching portion of the participant’s balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see Note 1).

6. Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by T. Rowe Price. The Plan paid T. Rowe Price $254,066 and $244,124 in fees in 2010 and 2009, respectively. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service (IRS), the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)
8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

The Plan has evaluated subsequent events through June 24, 2011, the date of issuance of the financial statements.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

Mutual and stock funds:
T. Rowe Price GNMA Fund*	941,544 shares	**	$ 9,358,949
PIMCO Total Return, Admin. Shares	3,381,563 shares	**	36,689,958
American Century Small Cap Value Fund	2,225,249 shares	**	20,049,496
T. Rowe Price Equity Income Fund*	413,886 shares	**	9,804,970
Fidelity Low Priced Stock Fund	111,689 shares	**	4,286,615
Growth Fund of America	1,473,640 shares	**	44,489,203
T. Rowe Price Mid-Cap Growth Fund*	552,218 shares	**	32,321,363
T. Rowe Price Mid-Cap Value Fund*	315,162 shares	**	7,472,567
Neuberger Berman Genesis Trust	480,019 shares	**	22,868,092
Baron Growth Fund	22,083 shares	**	1,131,329
T. Rowe Price Real Estate Fund*	405,885 shares	**	7,102,980
T. Rowe Price Retirement Income Fund*	563,822 shares	**	7,391,704
T. Rowe Price Retirement 2005 Fund*	16,441 shares	**	186,445
T. Rowe Price Retirement 2010 Fund*	668,942 shares	**	10,261,574
T. Rowe Price Retirement 2015 Fund*	193,633 shares	**	2,302,300
T. Rowe Price Retirement 2020 Fund*	2,390,727 shares	**	39,303,560
T. Rowe Price Retirement 2025 Fund*	203,878 shares	**	2,454,693
T. Rowe Price Retirement 2030 Fund*	2,405,517 shares	**	41,567,337
T. Rowe Price Retirement 2035 Fund*	167,271 shares	**	2,045,728
T. Rowe Price Retirement 2040 Fund*	1,414,866 shares	**	24,646,959
T. Rowe Price Retirement 2045 Fund*	80,998 shares	**	940,391
T. Rowe Price Retirement 2050 Fund*	558,693 shares	**	5,441,671
T. Rowe Price Retirement 2055 Fund*	28,449 shares	**	273,965
Royce Low Priced Stock Fund	572,732 shares	**	10,452,363
T. Rowe Price Summit Cash Reserves Fund*	60,933,208 shares	**	60,933,208
Harbor International Fund	423,121 shares	**	25,619,952
Vanguard Asset Allocation Fund	294,932 shares	**	7,211,083
Vanguard Growth & Income Fund	769,687 shares	**	20,265,853
Vanguard Mid-Cap Index Fund	277,410 shares	**	5,634,207
Vanguard Prime Cap Fund	252,918 shares	**	16,641,998
Total mutual and stock funds			479,150,513

Common trust funds:
T. Rowe Price Equity Index Trust*	522,620 shares	**	20,868,203

Participant loans*	Maturing at various dates; interest rates
	ranging from 5% to 11.50%		22,711,985

Coventry Health Care, Inc.*	4,887,911 shares		129,040,860
Total investments			$ 651,771,561

* Party-in-interest.
** Historical cost has been omitted, as these investments are participant-directed.

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

December 31, 2010

					(h)
					Current
					Value of
		(c)	(d)	(g)	Asset on	(i)
(a)	(b)	Purchase	Selling	Cost	Transaction	Net Gain
Identity of Party Involved	Description of Assets	Price	Price	of Asset	Date	(Loss)

Category (iii)—series of transactions in excess of 5% of plan assets

Coventry Health Care, Inc.	Coventry Health Care, Inc.
	common stock	$30,476,492	$–	$30,476,492	$30,476,492	$–
Coventry Health Care, Inc.	Coventry Health Care, Inc.	$–	$19,523,434	$19,457,211	$19,523,434	$66,223
	common stock

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.